Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 25, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

TECHNIP

Société Anonyme au Capital de 84.688.606,56 euros

6-8 allée de l’Arche

Faubourg de l’Arche – ZAC Danton

92400 COURBEVOIE

589.803.261 R.C.S NANTERRE

DOCUMENT D’INFORMATION ANNUEL Etabli en application de l’article 221-1-1 du Règlement Général de l’AMF

Conformément à l’article 221-1-1 du Règlement Général de l’AMF, la société TECHNIP, cotée sur le marché Eurolist by EuronextTM (Code Euroclear France : 13 170, Code ISIN: FR0000131708), a établi un document d’information annuel mentionnant toutes les informations publiées ou rendues publiques au cours des 12 derniers mois en France, afin de satisfaire à ses obligations législatives ou réglementaires en matière d’instruments financiers, d’émetteurs d’instruments financiers et de marchés d’instruments financiers.

Ce document, qui comprend les informations suivantes, sera mis en ligne sur le site de l’AMF.

Communiqués et avis

o Chiffre d’affaires (Informations publiées par Technip dans le Bulletin des Annonces Obligatoires (BALO) et accessibles sur le site Internet du BALO
http://www.balo.journal-officiel.gouv.fr/

Chiffre d’affaires du 1er trimestre 2006 : publication au BALO du 10 mai 2006
Chiffre d’affaires du 2ème trimestre 2006 : publication au BALO du 11 août 2006
Chiffre d’affaires du 3ème trimestre 2006. Publication au BALO du 13 novembre 2007
Chiffre d’affaires du 4ème trimestre 2006. Publication au BALO du 14 février 2007

o Résultats annuels et semestriels (Informations publiées par Technip dans le Bulletin des Annonces Obligatoires (BALO) et accessibles sur le site Internet du BALO
http://www.balo.journal-officiel.gouv.fr/

Résultats au 30 juin 2006. Publication au BALO du 20 octobre 2006
Résultats au 31 décembre 2006. Publication au BALO du 2 avril 2007

Autres communiqués (Informations publiées par Technip sur le site Internet de l’Autorité des Marché Financiers (AMF) et sur le site de Technip
http://www.amf-france.org/ / http://www.technip.com

Voir liste en annexe

o Avis (Informations publiées par Technip dans le Bulletin des annonces obligatoires (BALO) et accessibles sur le site Internet du BALO
http://www.balo.journal-officiel.gouv.fr/

Avis de réunion : publication au BALO du 14 mars 2007
Avis de convocation : publication au BALO du 2 avril 2007

o Déclarations Informations publiées par Technip dans le Bulletin des Annonces Obligatoires (BALO) et accessibles sur le site Internet du BALO
http://www.balo.journal-officiel.gouv.fr/

Déclarations des achats d’actions propres

9 mai 2006
31 mai 2006
7 juin 2006
14 juin 2006
21 juin 2006
17 août 2006

19 septembre 2006
4 octobre 2006
9 octobre 2006
17 octobre 2006
5 janvier 2007
8 janvier 2007
15 janvier 2007
22 janvier 2007
5 mars 2007
12 mars 2007
20 mars 2007

Déclarations des droits de vote

23 janvier 2007
19 février 2007
12 mars 2007
16 avril 2007

Document de référence

6 avril 2007 : dépôt AMF n°D07-0297

ANNEXE

Informations publiées par Technip et accessible sur le site de l’AMF et sur le site de TECHNIP

2006

TITRE	PAYS	DATE
TECHNIP REMPORTE UN NOUVEAU CONTRAT POUR UNE UNITE DE BIODIESEL EN FRANCE	FRANCE	N° 01 – 3 JANVIER
TECHNIP REMPORTE UN CONTRAT DE MAITRISE D’OEUVRE POUR LES NOUVELLES PLATES-FORMES INDUSTRIELLES COURRIER DE LA POSTE	FRANCE	N° 02 – 5 JANVIER
TECHNIP : UN CONTRAT EN BELGIQUE POUR L’UNITE DE DEMONSTRATION MTO DE TOTAL PETROCHEMICALS	BELGIQUE	N° 03 – 10 JANVIER
TECHNIP ET HATCH REMPORTENT EN JOINT VENTURE LE PROJET DE L’USINE DE NICKEL DE KONIAMBO EN NOUVELLE- CALEDONIE	NOUVELLE CALEDONIE	N° 04 – 19 JANVIER
CESSION D’ACTIFS AU PORTUGAL ET AUX ETATS-UNIS	PORTUGAL ETATS-UNIS	N° 05 – 1er FEVRIER
TECHNIP : RESULTATS PRELIMINAIRES 2005 ET PERSPECTIVES 2006	FRANCE	N° 06 – .16 FEVRIER
RESULTATS DE L’EXERCICE 2005	FRANCE	N° 07 – 23 FEVRIER
RESULTATS DU REMBOURSEMENT ANTICIPE DES OBLIGATIONS CONVERTIBLES (OCEANE)	FRANCE	N° 08 – 24 MARS
TECHNIP REMPORTE UN CONTRAT DE CONDUITES SOUS- MARINES AUPRES DE BG TRINIDAD AND TOMAGO	TRINIDAD	N° 09 – 21 AVRIL
ASSEMBLEE GENERALE MIXTE DU 28 AVRIL 2006 : INDICATIONS SUR L’EVOLUTION DU MARCHE ET LES PERSPECTIVES DE LA SOCIETE	FRANCE	N° 10 – .28 AVRIL
ASSEMBLEE GENERALE MIXTE DU 28 AVRIL 2006	FRANCE	N° 11 – 28 AVRIL
TECHNIP REMPORTE UN NOUVEAU CONTRAT POUR UNE UNITE DE DIESTER	FRANCE	N° 12 – 29 AVRIL
TECHNIP REMPORTE AUPRES DE BP ZHUHAI UN CONTRAT POUR UN NOUVEAU COMPLEXE PETROCHIMIQUE EN CHINE	CHINE	N° 13 – 10 MAI
UN NOUVEAU NAVIRE REJOINT LA FLOTTE TECHNIP	FRANCE	N° 14 – 13 MAI
TECHNIP ET SUBSEA 7 CONFIRMENT LA FORMATION D’UNE JOINT VENTURE PERMANENTE DANS LA REGION ASIE PACIFIQUE	ASIE	N° 15 – 15 MAI
RESULTATS DU PREMIER TRIMESTRE 2006	FRANCE	N° 16 – 18 MAI
PROPRIETE INDUSTRIELLE	FRANCE	N° 17 – 24 MAI
TECHNIP RENFORCE SES MOYENS NAVALS EN SIGNANT PLUSIEURS ACCORDS AVEC DOF	NORVEGE	N° 18 – 26 JUIN
TECHNIP REMPORTE UN CONTRAT POUR LA REALISATION D'UNE UNITE DE PRODUCTION DE VACCINS EN CHINE	CHINE	N° 19 – 5 JUILLET
TECHNIP CONTRAT POUR UNE UNITE DE TRAITEMENT DE GAZ AU QATAR	QATAR	N° 20 – 10 JUILLET

TECHNIP REMPORTE AUPRES DE STATOIL UN CONTRAT POUR DES SERVICES D’INSTALLATION DE CONDUITES SOUS-MARINES EN NORVEGE	NORVEGE	N° 21 – 17 JUILLET
RESULTATS DU 2EME TRIMESTRE 2006	FRANCE	N° 22 – 27 JUILLET
TECHNIP REMPORTE 2 CONTRATS POUR LES DEVELOPPEMEMENTS DES PROJETS BRENDA ET AFFLECK EN MER DU NORD BRITANNIQUE	UK	N° 23 – 10 AOUT
TECHNIP REMPORTE UN CONTRAT POUR LA NOUVELLE RAFFINERIE DE JUBAIL EN ARABIE SAOUDITE	ARABIE SAOUDITE	N° 24 – 29 AOUT
TECHNIP REMPORTE UN CONTRAT POUR LE PROJET DE KUPE GAS EN NOUVELLE-ZELANDE	NOUVELLE- ZELANDE	N° 25 – 8 SEPTEMBRE
TECHNIP A NOUVEAU SELECTIONNE POUR LES INDICES DOW JONES DE DEVELOPPEMNT DURABLE	FRANCE	N° 26 – 25 SEPTEMBRE
TECHNIP PREPARE LA SUCCESSION DE SON P-DG ET L’EVOLUTION DE SON CONSEIL D’ADMINISTRATION	FRANCE	N° 27 – 28 SEPTEMBRE
INFORMATION SUR LE PROGRAMME DE RACHAT D’ACTIONS TECHNIP	FRANCE	N°28 – 17 OCTOBRE
TECHNIP REMPORTE UN NOUVEAU CONTRAT POUR UNE UNITE DE BIOETHANOL EN FRANCE	FRANCE	N°29 – 7 NOVEMBRE
LA JOINT VENTURE TECHNIP-SUBSEA 7 REMPORTE UN CONTRAT D’INSTALLATION SOUS-MARINE POUR LE PROJET STYBARROW EN AUSTRALIE	AUSRALIE	N°30 – 13 NOVEMBRE
RESULTAT DU TROISIEME TRIMESTRE 2006	FRANCE	N°31 – 16 NOVEMBRE
TECHNIP REMPORTE AUPRES DE SHELL LE CONTRAT POUR UNE NOUVELLE SPAR DANS LE GOLFE DU MEXIQUE	GOLFE DU MEXIQUE	N°32 – 17 NOVEMBRE
TECHNIP REMPORTE UN CONTRAT POUR UNE UNITE D’HYDRODESULFURATION DE GASOIL EN POLOGNE	POLOGNE	N°33 – 23 NOVEMBRE
TECHNIP REMPORTE UN CONTRAT POUR LE PROJET DU CHAMP VINCENT EN AUSTRALIE	AUSTRALIE	N°34 – 29 NOVEMBRE
NOUVEAUX SUCCES DE TECHNIP DANS LE DOMAINE DES BIOCARBURANTS	ROUEN	N°35 – 5 DECEMBRE
TECHNIP REMPORTE UN CONTRAT AUPRES D’ECOPETROL POUR SA RAFFINERIE DE BARRANCABERMEJA EN COLOMBIE	COLOMBIE	N°36 – 7 DECEMBRE
TECHNIP REMPORTE UN CONTRAT AUPRES DE SONANGOL POUR LE DEVELOPPEMENT DU CHAMP GIMBOA EN ANGOLA	ANGOLA	N°37 – 12 DECEMBRE
TECHNIP REMPORTE UN CONTRAT AUPRES DE MARINER ENERGY INC. POUR LE DEVELOPPEMENT DU CHAMP BASS LITE DANS LE GOLFE DU MEXIQUE	GOLFE DU MEXIQUE	N°38 – 14 DECEMBRE
REUNION DU CONSEIL D’ADMINISTRATION DE TECHNIP DU 14 DECEMBRE 2006	FRANCE	N°39 – 15 DECEMBRE
TECHNIP REMPORTE UN CONTRAT POUR LA REALISATION DES FOURS DE CRAQUAGE D’UNE IMPORTANTE USINE D’ETHYLENE EN THAYLANDE	THAILANDE	N°40 – 18 DECEMBRE
AUGMENTATION DE CAPITAL AUX SALARIES	GROUPE	N°41 – 18 DECEMBRE
TECHNIP REMPORTE UN IMPORTANT CONTRAT AUPRES DE SHELL POUR DES OMBILICAUX DESTINES A PLUSIEURS CHAMPS DANS LE GOLFE DU MEXIQUE	GOLFE DU MEXIQUE	N°42 – 22 DECEMBRE

TECHNIP REMPORTE UN CONTRAT AUPRES DE BP POUR L’EXTENSION D’UNE USINE D’ACIDE TEREPHTALIQUE PURIFIE EN BELGIQUE	BELGIQUE	N°43 – 27 DECEMBRE

2007

TITRE	PAYS	DATE
CALENDRIER FINANCIER	FRANCE	N° 01 – 4 JANVIER
TECHNIP REMPORTE UN CONTRAT POUR LA REALISATION D’UNITE DE PRODUCTION D’HYDROGENE EN POLOGNE	POLOGNE	N° 02 – 5 JANVIER
THIERRY PILENKO DESIGNE COMME FUTUR PRESIDENT- DIRECTEUR GENERAL DE TECHNIP	GROUPE	N° 03 – 16 JANVIER
TECHNIP REALISE UNE PREMIERE MONDIALE AVEC L’INSTALLATION EN « CATAMARAN » DES TOPSIDES D’UNE PLATE-FORME PETROLIERE	MALAISIE	N° 04 – 25 JANVIER
TECHNIP REMPORTE UN CONTRAT POUR DES INSTALLATIONS DE COMPRESSION DE GAZ AUX EMIRATS ARABES UNIS	EMIRATS ARABES UNIS	N° 05 – 30 JANVIER
TECHNIP ANNONCE LA CESSION DE PERRY SLINGSBY (PSS)	GROUPE	N° 06 – 5 FEVRIER
L’ALLIANCE TECHNIP-SUBSEA 7 REMPORTE UN CONTRAT POUR LE DEVELOPPEMENT DU CHAMP TUI EN NOUVELLE ZELANDE	NOUVELLE ZELANDE	N° 07 – 7 FEVRIER
TECHNIP REMPORTE UN CONTRAT POUR LE DEVELOPPEMENT DU CHAMP ARTHIT EN THAILANDE	THAILANDE	N° 08 – 13 FEVRIER
TECHNIP REMPORTE UN CONTRAT POUR UNE USINE DEDIEE A LA PRODUCTION DE SILICIUM PHOTOVOLTAIQUE	FRANCE	N° 09 – 15 FEVRIER
RESULTATS ANNUELS	FRANCE	N° 10 – 22 FEVRIER
TECHNIP REMPORTE UN CONTRAT POUR L’INSTALLATION DES CONDUITES ET STRUCTURES SOUS-MARINES DU CHAMP SHENZI	GOLFE DU MEXIQUE	N° 11 – 27 FEVRIER
TECHNIP REMPORTE UN NOUVEAU CONTRAT POUR DES CONDUITES FLEXIBLES AU BRESIL	BRESIL	N° 12 – 1er MARS
TECHNIP REMPORTE UN CONTRAT D’AFFRETEMENT DE QUATRE ANS AUPRES DE PETROBRAS POUR SON NAVIRE SUNRISE 2000	BRESIL	N° 13 – 6 MARS
TECHNIP REMPORTE UN CONTRAT POUR LE DEVELOPPEMENT DES CHAMPS URSA ET PRINCESS DANS LE GOLFE DU MEXIQUE	MEXIQUE	N° 14 – 28 MARS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: April 25, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.